UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
APRIL 5, 2006

TDC A/S
(Exact Name of Registrant as specified in its Charter)
Nøerregade 21
DK-0900 Copenhagen C
DK-Denmark
(Address of Registrant’s Principal Executive Offices)
Commission File Number:
001-12998

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes ☐ No ☑
If “Yes” is marked, indicate below the file assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURES

TDC ANNOUNCES DISTRIBUTION OF EXTRAORDINARY DIVIDEND
April 5, 2006
Today the Board of Directors of TDC A/S has decided to exercise the authorization granted in article 5b of its Articles of Association to distribute an extraordinary dividend.
A dividend of DKK 219.50 per share of nominal value DKK 5 (equivalent to DKK 109.75 per American Depositary Receipt (“ADR”)) will be distributed amounting to a total dividend of DKK 43.481 billion excluding dividend on treasury shares.
Payment to shareholders will be made on April 11, 2006. The record date for holders of TDC’s ADRs is April 17, 2006. Payment to ADR holders of record, in proportion to their interests, will occur on or about April 21, 2006.
For further information please contact TDC Investor Relations at +45 3343 7680.
TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

SIGNATURES
Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDC A/S

(Registrant)

April 5, 2006	/s/ FLEMMING JACOBSEN

(Date)	Flemming Jacobsen Vice President Treasury